UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PROPETRO HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74347M108

(CUSIP Number)

Dan Wilks

17018 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,918,815 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,918,815 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,918,815 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), owns 4,918,815 shares of common stock, $0.001 par value per share (“Common Stock”), of ProPetro Holding Corp. (the “Issuer”). The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company (“THRC Management”). Dan Wilks is the sole member of THRC Management.

(2)

Percent of class based on 104,240,512 shares of Common Stock issued and outstanding as of April 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2022.

SCHEDULE 13D

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,918,815 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,918,815 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,918,815 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	THRC Holdings owns 4,918,815 shares of Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)	Percent of class based on 104,240,512 shares of Common Stock issued and outstanding as of April 30, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 5, 2022.

SCHEDULE 13D

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,918,815 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,918,815 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,918,815 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	THRC Holdings owns 4,918,815 shares of Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)	Percent of class based on 104,240,512 shares of Common Stock issued and outstanding as of April 30, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 5, 2022.

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2021, as amended by Amendment No. 1 thereto filed with the SEC on September 29, 2021, Amendment No. 2 thereto filed with the SEC on December 22, 2021, Amendment No. 3 thereto filed with the SEC on March 14, 2022, Amendment No. 4 thereto filed with the SEC on March 30, 2022, and Amendment No 5. thereto filed with the SEC on July 14, 2022 (the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, par value $0.001 per share (“Common Stock”), of ProPetro Holding Corp., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a), (b), (c) and (e) as follows:

(a)—(b) Each Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 4,918,815 shares of the Issuer’s Common Stock, representing approximately 4.72% of the 104,240,512 shares of the Issuer’s Common Stock outstanding as of April 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on May 5, 2022.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 4,918,815 shares of the Issuer’s Common Stock. THRC Holdings directly beneficially owns 4,918,815 shares of Common Stock, representing approximately 4.72% of the 104,240,512 shares of the Issuer’s Common Stock outstanding as of April 30, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on May 5, 2022. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management. As a result, each of Dan Wilks and THRC Management may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by THRC Holdings.

(c) The transactions in shares of the Issuer’s Common Stock by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D are set forth on Schedule I hereto which is incorporated herein by reference.

(e) As of July 18, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of the Issuer’s Common Stock.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated as of July 14, 2022 (incorporated by reference to Exhibit 1 to Amendment No. 5 to the Reporting Persons’ Schedule 13D filed with the SEC on July 14, 2022).

2	Power of Attorney – Dan Wilks, dated as of October 25, 2020 (incorporated by reference to Exhibit 99.3 to the Reporting Person’s Schedule 13D filed with the SEC on January 19, 2021).

3	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP, dated as of October 25, 2020 (incorporated by reference to Exhibit 99.4 to the Reporting Person’s Schedule 13D filed with the SEC on January 19, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2022

*
Dan Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact

Schedule I

Transactions in shares of the Issuer’s Common Stock since the filing of Amendment No. 5 to the Schedule 13D

Nature of Transaction	Securities Purchased/Sold	Price Per Share ($)	Date of Purchase / Sale
Open Market Sale of Common Stock	69,625	9.07	07/18/2022
Open Market Sale of Common Stock	256,600	9.38	07/19/2022